Eugene Trowbridge, CCIM

Partner

_______________

Jillian Sidoti, CCIM

 Partner

_______________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

 ________________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

June 20, 2019

Via EDGAR

Re:         Mythic Collection, LLC (the “Company”)

Amendment No. 1 to Offering Statement on Form 1-A

Filed June 3, 2019

File No. 024-10983

To whom it may concern:

Please see the following responses to your comment letter dated June 17, 2019.

SEC Comment:

Amendment No. 1 to Offering Statement on Form 1-A Filed June 3, 2019 Notice Regarding Agreement to Arbitrate, page 20

1. We note your amended disclosure that "this offering memorandum requires that all investors arbitrate any dispute, other than those claims under federal securities laws," and that "[t]he Operating Agreement contains a mandatory dispute resolution process." Please revise your disclosure to clarify here, as you do elsewhere, that your Operating Agreement, rather than the offering memorandum, contains the arbitration provision to which you refer. Please also clarify here, if true, that the waiver of jury trial provision does not apply to claims under the federal securities laws and tell us where such provision is included in your governing documents. In this regard, we were unable to find the provision in your Operating Agreement.

Company Response:

Please see our addition of the following sentence to Article 14 of the Operating Agreement:

Further, the waiver of jury trial provision does not apply to claims under the federal securities laws.

1

Securities Exchange Commission

Mythic Markets, LLC

June 20, 2019

SEC Comment:

Use of Proceeds, page 21

2. Your Use of Proceeds table indicates that the amount of proceeds used for the Asset Cost will vary from $45,250 if the minimum amount of this offering is sold to $114,000 if the maximum amount of this offering is sold. Additionally, your disclosures in the first paragraph under this table state that the minimum proceeds from this offering of $56,250 ". . . is enough to perform on the purchase and sale agreement . . . ." Please reconcile these disclosures to Section 1.2 of your Purchase and Sale Agreement filed as Exhibit 6.4. We note that the Purchase and Sale Agreement states you must pay your manager a minimum of $56,260 toward the full purchase price of $114,000. We further note that this minimum purchase payment is slightly larger than the minimum proceeds you will raise from this offering.

Company Response:

We have made multiple changes to response to this comment. For example, we have amended the purchase and sale agreement to be at a price of $45,250 as a minimum purchase payment to ensure other expenses are adequately handled. The Use of Proceeds section has been modified to read as follows:

The Manager will accept a down payment of $45,250, and will begin to divest from the asset. In other words, the Manager will continue to own, in joint tenancy with the Series, the asset until such time that a.) the full $114,000 is raised at which time title will completely be relinquished to the Series or b.) the Offering is closed in 365 days at which time the title still will be relinquished to Series, but the Manager will receive any unsold shares. By way of example only, if the Manager receives a total of $57,000 from the Series, the Manager will continue to be entitled to half of the asset until such time that title is relinquished and, in exchange, the Manager will receive 912 shares in the Series. It is expected that the Series and Manager will have multiple closings to effect the change in title.

SEC Comment:

3. The first paragraph under your Use of Proceeds table states that raising the minimum of $56,250 will provide funds to perform on the Purchase and Sale Agreement and have funds in reserve for the ongoing expected costs related to the Series Alpha Black Lotus' storage, insurance, and other costs. This appears to contradict the minimum scenario as seen in the Use of Proceeds table, as the table reflects that the minimum proceeds will be fully used by paying the expenses of this offering, paying a portion of the asset cost, and reimbursing your manager for acquisition expenses. There do not appear to be any remaining proceeds that are available for ongoing costs such as storage, insurance, and other costs under any of the scenarios presented in your Use of Proceeds table. Please revise your Use of Proceeds table and the related narrative disclosures as necessary for consistency.

Company Response:

Please see our response above. Please also see the addition of the following sentence below the Use of Proceeds Table:

It may be that any costs above will be held in reserves until such time that the Company has enough series with assets to justify the costs of such expenses and where the Company can take advantage of economies of scale.

2

Securities Exchange Commission

Mythic Markets, LLC

June 20, 2019

SEC Comment:

4. We note your response to comment 6, and your amended disclosures that you will purchase the Series Alpha Black Lotus form the Manager for $114,000, and that the original basis of the Series Alpha Black Lotus is $51,000 plus the Manager incurred additional holding costs. We also note your disclosure elsewhere that the Manager believes that $114,000 is now below the fair market value of the asset. Please clarify the nature of the holding costs, and provide context for your statements about the increase in the asset's fair market value, including the time period in which the asset has increased in value, and the method by which you or the Manager determined its value. As a related matter, we note your reference to an attached spreadsheet for value determinations in response to comment 10, but we were unable to find such spreadsheet. In this regard, please provide the referenced spreadsheet.

Company Response:

For ease, we have added the following information to disclose to the potential investor on how the value was derived. Also, the Manager is not seeking reimbursement of any holding costs and has updated the document throughout to reflect this included the Use of Proceeds table.

The Manager has based this on recent sales of the Alpha Black Lotus in similar condition to that of the currently owned asset.12

_____________

1 http://www.polygon.com/2019/3/5/18251623/magic-the-gathering-black-lotus-auction-price

2 http://icv2.com/articles/news/view/42632/rare-m-tg-alpha-black-lotus-nearly-doubles-price-last-ebay-auction

3

Securities Exchange Commission

Mythic Markets, LLC

June 20, 2019

SEC Comment:

Description of the Series Alpha Black Lotus Summary Overview, page 22

5. We note your response to comment 12, and that you have filed the purchase and sale agreement as an exhibit to your filing. It appears that the terms of the purchase and sale agreement transfer possession of the Series Alpha Black Lotus from the Manager to the Series upon the first installment payment under the agreement, which occurs upon the closing of your offering. You disclose elsewhere, however, that "[a]s funds are raised after the minimum [offering amount], the Manager will be divested of its interest until the maximum of $125,000 is raised." Please clarify whether the Series will obtain full ownership of the asset upon the closing of the offering, so long as the minimum offering amount is raised, or whether the Manager will have an ownership interest in the asset until the full asset cost is paid to the Manager. If the Manager will hold any interest in the asset, quantify such amount. Further, please clarify what is meant by the "Effective Date" in the purchase and sale agreement, including whether installments can be paid to the Manager prior to the closing of the offering.

Company Response:

We have made multiple changes throughout the document and within the Purchase and Sale Agreement which reflects the following:

The Manager will accept a down payment of $45,250, and will begin to divest from the asset. In other words, the Manager will continue to own, in joint tenancy with the Series, the asset until such time that a.) the full $114,000 is raised at which time title will completely be relinquished to the Series or b.) the Offering is closed in 365 days at which time the title still will be relinquished to Series, but the Manager will receive any unsold shares. By way of example only, if the Manager receives a total of $57,000 from the Series, the Manager will continue to be entitled to half of the asset until such time that title is relinquished and, in exchange, the Manager will receive 912 shares in the Series. It is expected that the Series and Manager will have multiple closings to effect the change in title.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 25

6. We note your statement that you believe you will have sufficient capital for the next 12 months for each individual series. We further note that you are obligated to pay certain costs during the 12 months following the closing of this offering. For example, you state at the bottom of page 24 that each series will be responsible for its own Operating Expenses, such as storage, insurance, or maintenance beginning on the closing date of the offering for such series. Additionally, your Purchase and Sale Agreement indicates that if less than the maximum amount of the offering is sold, you will be obligated to pay the remaining amount of the purchase price within 12 months of the closing date of this offering. Please revise your Plan of Operations to clearly disclose management's plan for obtaining the funds necessary to pay these and any other known costs that you will incur in the 12 months following the closing date of this offering, and also disclose the consequences if you are unable to pay such costs. Given that your Use of Proceeds disclosures indicate that you will not reserve any proceeds from this offering for these costs, and you state on page 24 that you do not expect to generate any revenue until 2020, your current disclosures do not adequately convey management's plan to obtain the funds necessary to pay these costs. See Part II, Item 9(c) of Form 1-A.

Company Response:

We have since changed our policy and Use of Proceeds regarding this. Please see our changes to our Use of Proceeds.

4

Securities Exchange Commission

Mythic Markets, LLC

June 20, 2019

The Manager has incurred certain expenses to date which are covered as part of the purchase and sale agreement, however, is not seeking reimbursement of those costs. The Company expects to incur additional expenses related to the Series Alpha Black Lotus and has accounted for a minimum raise of $56,250. It is expected that the Manager, or the Company, on behalf of the series, will not obtain most of the services (such as insurance) listed above until the Minimum Offering amount is raised and the Series can perform on the purchase and sale agreement. It may be that any costs above will be held in reserves until such time that the Company has enough series with assets to justify the costs of such expenses and where the Company can take advantage of economies of scale.

5

Securities Exchange Commission

Mythic Markets, LLC

June 20, 2019

Also, please note the following in our Plan of Operations:

The Company will also be highly dependent on the capitalization of the Manager. The Company believes that it will, from this Offering, and subsequent offerings for other assets, have sufficient capital for the next 12 months for each individual series. The Manager, however, must also be capitalized. The officers of the Manager are committed to provide such capitalization, but such commitment is not in writing.

SEC Comment:

7. We note your statement that you will be highly dependent on the capitalization of the Manager. Please revise your disclosure to explain in more detail why you will be highly dependent on the capitalization of the Manager, including the types of costs and, if reasonably estimable, the amounts of costs the Manager is expected to incur on your behalf during the 12 months following the closing of this offering.

Company Response:

On further review, the Manager believes that its expenses will be minimal and not effect the Company or the individual Series. To this end, we have, throughout, amended the Offering to not that the Manager will not be immediately seeking reimbursement for any costs thus far.

The Manager has incurred certain expenses to date which are covered as part of the purchase and sale agreement, however, is not seeking reimbursement of those costs. The Company expects to incur additional expenses related to the Series Alpha Black Lotus and has accounted for a minimum raise of $56,250. It is expected that the Manager, or the Company, on behalf of the series, will not obtain most of the services (such as insurance) listed above until the Minimum Offering amount is raised and the Series can perform on the purchase and sale agreement. It may be that any costs above will be held in reserves until such time that the Company has enough series with assets to justify the costs of such expenses and where the Company can take advantage of economies of scale.

SEC Comment:

Plan of Distribution and Subscription Procedure Plan of Distribution, page 25

8. We note your response to comment 15, but your amended disclosure does not fully address our comment. In this regard, please clarify the parties who will be offering and selling your interests in this offering, and clearly identify the role of each party in the offering process. For example, explain the services to be provided by the Manager with regards to the Mythic Markets Platform and if the Manager will receive any compensation in connection with its role in the offering process.

Company Response:

We have added the following:

The shares discussed herein will be offered by the Company for each individual Series. The Company is managed by our Manager. We expect that the officers or our Manager will sell the shares and will not receive any compensation for the sale of shares in individual Series. It is expected that the Manager, through its individual officers, as a representative of the Company and the Series, will promote the Mythic Markets Platform (website), the individual assets of the Series, and will over all represent the Company.

6

Securities Exchange Commission

Mythic Markets, LLC

June 20, 2019

SEC Comment:

Financial Statements for the Period Ended January 31, 2019 Note F - Subsequent Events, page F-11

9. We note that you removed all references to entering into a loan agreement with your Manager in February 2019 for the amount of $51,000 from your offering circular; however, you continue to discuss this loan agreement in Note F. Please revise Note F or your offering circular as necessary for consistency and to avoid confusion for your readers. You may wish to revise your offering circular to clarify that, after entering into this loan agreement, your Manager rescinded the loan agreement and you entered into the Purchase and Sale Agreement. Alternatively, you may wish to revise the heading for Note F to indicate that this footnote is unaudited, and update the evaluation of subsequent events in this footnote to a more recent date, such that you disclose within this footnote that the loan agreement was rescinded and that you entered into the Purchase and Sale Agreement.

Company Response:

In our Management’s Discussion and Analysis, we have added the following:

Previously, the Manager had entered into a loan agreement with the Company only to later rescind the loan agreement and instead enter into the Purchase and Sale Agreement.

7

Securities Exchange Commission

Mythic Markets, LLC

June 20, 2019

SEC Comment:

General

10. We note your response to comment 23, but your amended disclosure is not completely responsive to our comments. In this regard, please provide support for the following statements, or disclose that they are management's opinions or beliefs:

"Most [people] started playing after the Black Lotus went out of print. Many have never seen one in person. It has become so iconic that even people who've never played have heard of it;"

Company Response:

We added the following information and footnotes:

Today, an estimated 20 million people play Magic worldwide.3 The Black Lotus was printed in 1993. Most of them started playing after the Black Lotus went out of print.4 Many have never seen one in person. It has become so iconic that even people who’ve never played have heard of it. We believe that the Black Lotus is extremely rare, extremely powerful, and therefore extremely desirable to an engaged and growing fanbase.

SEC Comment:

•	"This dichotomy and the disproportionate access to the market have resulted in the creation of significant latent demand from the enthusiast community to directly participate in an asset class that . . . they have passively watched deliver returns to a select group of individual collectors;" and

Company Response:

We have struck this sentence.

SEC Comment:

•	"The market is recognizing the historical and cultural significance of the origin stories and rare artifacts representing their favorite heroes and card games. Ultimately, this results in the market recognizing the investment potential of comic books and collectible cards."

Company Response:

We have struck this sentence.

SEC Comment:

11. In future amendments, please provide the date on which the issuer, Principal Executive Officer, and Principal Financial Officer have signed the filing.

Company Response:

We have added the date.

____________

3 http://www.theguardian.com/technology/2015/jul/10/magic-the-gathering-pop-culture-hit-where-next

4 http://www.echomtg.com/blog/post/45/the-number-of-magic-players-worldwide-by-year/

8

Securities Exchange Commission

Mythic Markets, LLC

June 20, 2019

Thank you for your attention.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client

9